UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  November , 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry ID (NIRE): 33300275410
Publicly-held Company

MATERIAL FACT

Pursuant to Article 157, Paragraph four, of Law 6.404, of December 15, 1976 and CVM Instruction 358/02, CONTAX PARTICIPAÇOES S.A. ( "Company”) announces the following MATERIAL FACT:

At a meeting held on November 30, 2006, the Company’s Board of Directors approved the Share Buy-back Program designed to repurchase the company’s shares for subsequent maintenance in treasury or cancellation, to be executed as of the date of publication of these minutes and expiring in 365 (three hundred sixty-five) days, pursuant to CVM Instruction 10/80 and amendments thereto. The Board of Directors approved:
(i) Program Objective: to repurchase the Company’s shares, with no reduction in the capital stock, given the favorable economic climate and attractive share prices;
(ii) Funds for the Program: the acquisition will be carried out via debit to the capital and statutory reserves, which according to the financial statements of September 30, 2006 amounted to R$9,386,325.00 (nine million, three hundred eighty-six thousand and three hundred twenty-five reais) and R$57,476,885.29 (fifty-seven million, four hundred seventy-six thousand and eight hundred eighty-five reais and twenty-nine cents), respectively.
(iii) Number of shares to be purchased: a maximum of 5,298,302 (five million, two hundred ninety-eight thousand and three hundred and two) common shares and 24,058,194 (twenty-four million, fifty-eight thousand and one hundred ninety-four) preferred shares, corresponding to 10.00% of all outstanding common shares and 9.99% of all outstanding preferred shares, respectively;
(iv) Number of outstanding shares: pursuant to the definition in Article 5 of CVM Instruction 10/80, there are 52,983,020 (fifty-two million, nine hundred eighty-three thousand and twenty) outstanding common shares and 240,581,948 (two hundred forty million, five hundred eighty-one thousand and nine hundred forty-eight) outstanding preferred shares;
(v) Brokers: the operation will be handled by the following brokers: BRADESCO S/A CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, Av. Ipiranga nº 282 - 13º andar, São Paulo - SP, CEP nº 01046-920; UNIBANCO INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S/A, Av. Euzébio Matoso 891, Pinheiros - São Paulo, CEP nº 05423-901; ITAÚ CORRETORA DE VALORES S/A, Av. Engenheiro Armando de Arruda Pereira nº 707, 15º andar - São Paulo - SP, CEP nº 04309-010; and PACTUAL CTVM S/A, Av. Brigadeiro Faria Lima, 3.729, 10º andar - parte - São Paulo - SP, CEP 04538-133.

Rio de Janeiro, December 1, 2006.

Michel Neves Sarkis
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.